THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT
OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW.

Warrant No. __ to Purchase
__________ Common Shares

Date:  April 25, 2011

1.           Grant of Warrant.                                __________  (the "Holder") is hereby entitled to purchase from MMEX Mining Corporation, a Nevada corporation (the "Company"), at any time after the date hereof and until on the Expiration Date (as defined below), __________ shares (the "Warrant Shares") of common stock of the Company (“Common Stock”), subject to adjustment as provided herein, at a Exercise Price of $0.08 per Share (the "Exercise Price").  This Warrant is issued pursuant to the terms of that certain Subscription Agreement, dated April 25, 2011.

2.           Exercise of Warrant.  This Warrant shall be exercisable at any time after the date hereof until the expiration of the Warrant as provided in Section 3 hereof, in the manner set forth in Section 4 hereof.

3.           Expiration of Warrant.  This Warrant, to the extent not exercised, shall expire and cease to be of force and effect at 5:00 P.M. (Dallas, Texas Time) on April 25, 2014 (the “Expiration Date”).

4.           Method of Exercise.  This Warrant must be exercised in whole and not in part.  In order to exercise this Warrant, the Holder shall provide written notice to the Company, together with the surrender of this Warrant, at the principal executive offices of the Company in Dallas, Texas, and upon payment to the Company of the Exercise Price.  The purchaser shall be treated for all purposes as the holder of the Warrant Shares as of the close of business on the date of exercise.  Unless this Warrant shall have expired, a new Warrant of like tenor and for such number of Warrant Shares as the Holder shall direct, representing in the aggregate the right to purchase that number of Warrant Shares with respect to which this Warrant shall not have been exercised, shall also be issued to the Holder within such time.

5.           Adjustment of Exercise Price and Number of Shares.  The number of shares of Common Stock purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

5.1           Dividends, Subdivisions or Combinations.  If the Company at any time while the Warrant remains outstanding and unexpired shall:

  (a)           subdivide its outstanding Common Stock into a larger number of shares,

  (b)           combine its outstanding shares of Common Stock into a smaller number of shares, or

  (c)           pay a dividend or make a distribution in additional shares of Common Stock,

then the number of Warrant Shares purchasable upon the exercise of this Warrant immediately after the occurrence of any such event shall be adjusted to equal the number of Warrant Shares that a record holder of the same number of Warrant Shares represented by this Warrant immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event.

5.2           Reclassification, Consolidation or Merger.  At any time while this Warrant remains outstanding and unexpired, in case of any reclassification or change of outstanding securities issuable upon exercise of this Warrant or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification or change), or in the case of any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company, or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefor, execute a new Warrant providing that the Holder shall have the right to exercise such new Warrant (upon terms not less favorable to the Holder than those then applicable to this Warrant) and to receive upon such exercise, in lieu of each Warrant Share theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, sale or transfer by the Holder of one Warrant Share issuable upon exercise of this Warrant had this Warrant been exercised immediately prior to such reclassification, change, consolidation, merger, sale or transfer.  Such new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section.  The provisions of this Section shall similarly apply to successive reclassification, changes, consolidations, mergers, sales and transfers.

5.3           Liquidating Distributions, Etc.  If the Company at any time while this Warrant remains outstanding and unexpired makes a distribution of its assets to the holders of its Shares as a dividend in liquidation or by way of return of capital or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets (other than under the circumstances otherwise provided for in this Section 5), the holder of this Warrant shall be entitled to receive upon the exercise hereof, in addition to the Warrant Shares receivable upon such exercise, and without payment of any consideration other than the Exercise Price, an amount in cash equal to the value of such distribution per share of Common Stock multiplied by the number of Warrant Shares which, on the record date for such distribution, are issuable upon exercise of this Warrant, and an appropriate provision therefor should be made a part of any such distribution.

5.4           Notice of Adjustments.  Whenever the number of Warrant Shares issuable upon exercise of this Warrant shall be adjusted pursuant hereto, the Company shall promptly notify the Holder in writing of such adjustment, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Company's Board of Directors made any determination hereunder), and the number of Warrant Shares issuable upon exercise of this Warrant after giving effect to such adjustment.

6.           Loss, Theft, Destruction or Mutilation.  Upon receipt by the Company of evidence reasonably satisfactory to it that this Warrant has been mutilated, destroyed, lost or stolen, and in the case of any destroyed, lost or stolen Warrant, a bond of indemnity reasonably satisfactory to the Company, or in the case of a mutilated Warrant, upon surrender and cancellation thereof, the Company will execute and deliver in the Holder's name, in exchange and substitution for the Warrant so mutilated, destroyed, lost or stolen, a new Warrant of like tenor substantially in the form thereof with appropriate insertions and variations.

7.           Successors and Assigns.  This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the Holder.

8.           Amendment.  This Warrant may be modified with the written consent of the Company and the Holder.

9.           Governing Law.  This Warrant shall be governed by the laws of the State of Texas without regard to the provisions thereof relating to conflict of laws.

IN WITNESS WHEREOF, the Company has executed this Warrant on the date first set forth above.

MMEX Mining Corporation

By:
Jack W. Hanks, President and CEO